2024 REPORT

Painterland Sisters


YOGURt FOR SALE

LETTER

Dear investors,

This past year was a banner year for the Company. We were able to exceed our revenue targets with successful launches in new retailers, including a couple regions of Costco. We also successfully closed another round of equity capital and refinanced our debt facility to ensure the company is funded heading into 2025 and beyond. We improved our gross margins by almost 3x through better supply chain management, a price increase and less promotional activities at shelf while still delivering on the growth. We are very proud of our team and the Company with how far it has come in such a short time! We look forward to continuing to grow!

We need your help!

Keep telling your friends about how much you love our products!

keep telling your friends about how much you love our products! We greatly appreciate all of your support! If you ever find any issues with our products or out of stocks in your local store, please reach out! We love to have eyes and ears on the ground who can help us improve. Also, if you'd like to see a flavor from us, let us know! We are always taking ideas. Lastly, we are actively recruiting people for our ambassador program - the Moo-Crew. Let us know if you'd like to join! You get free swag and coupons and all you have to do is be a fan!

Sincerely,

Kevin Griffith

Chief Financial Officer

Hayley Painter

Cos-CEO

Stephanie Painter

Co-CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

The Company had strong top-line growth and distribution gains helped by brand awareness and broader consumer trends.

In the second quarter increased prices due to higher milk cost but did not see a slowdown in growth.

The Company continues to invest in the team and brand building a strong foundation for growth.

☹ The Bad

We continue to battle a tight milk market for supply impacting price and availability across organic dairy categories.

We continue to work hard to manage our growth so as not to outstrip the supply chain capacity.

There was a quality issue in December as our distributor used the wrong truck causing our yogurt to become grainy.

2024 At a Glance

January 1 to December 31



$10,360,853 +239%

Revenue



-$824,482

Net Loss



$2,089,454 +60%



$5,144,750

Short Term Debt   Raised in 2024



$1,202,166

Cash on Hand
As of 03/25/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$10,360,853

$3,054,831

-$1,325,930

-$824,482

2023   2024

Net Margin: -8%   Gross Margin: 26%   Return on Assets: -25%   Earnings per Share: -$4.12

Revenue per Employee: $690,724   Cash to Assets: 56%   Revenue to Receivables: 979

Debt Ratio: 63%

Painterland_Sisters_Financials_and_CPA_Review_Report_2021_and_2022.pdf

Painterland_-_Wefunder_Report.pdf

We ❤ Our 699 Investors

Thank You For Believing In Us

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Thank You!

From the Painterland Sisters Team



Hayley Painter 🔗

Co-Founder & Co-CEO

A visionary leader overseeing product dev, ops, and marketing. The sisters are dedicated to a future of nutrient-rich, transparent food, fair wages for farmers, and...



Stephanie Painter 🔗

Co-Founder & Co-CEO

A dynamic leader, Steph drives the company towards impressive & stable growth via her innovative, problem-solving approach. Oversees sales, finance & HR. The...



Kevin Griffith

Fractional CFO

Kevin is a seasoned legal and finance professional with extensive expertise in the CPG and Agriculture sectors. As CE...



Trever Knoflick 🔗

VP of Sales

Trever is an architect of CPG brand development. Throughout his 25-year career, he has helped companies position the...



Joanna Widman-French 🔗

Director of Marketing

Specializing in mission-driven CPG brands. Joanna centers



Tim Stewart

Director of Operations

Tim is a supply chain professional with over ten years of experience in food and dairy

Painterland Sister's purpose at
the heart of her marketing...

of experience in food and dairy.
He has managed operations fo...



Tera Johnson 🔗

Business Advisor

Tera is a serial entrepreneur
whose mission is to create the
next generation of regenerative
food and farming businesses. ...



Alex Bayer 🔗

Fundraising Consultant

Co-Founder and CEO of Genius
Juice, Alex has successfully
raised over $1.5M via
crowdfunding. Alex supports...

Details

The Board of Directors

Director	Occupation	Joined
Stephanie Painter	Co-CEO Painterland Sisters @ Painterland Sisters	2020
Hayley Painter	Co-CEO Painterland Sisters @ Painterland Sisters	2020

Officers

Officer	Title	Joined
Stephanie Painter	CO-CEO	2020
Hayley Painter	CO-CEO	2020
Kevin Griffith	CFO	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Stephanie Painter	Membership Interests	50.0%
Hayley Painter	Membership Interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2020	$10,000		Section 4(a)(2)
12/2021	$5,993		Section 4(a)(2)
01/2023	$1,000,000		Other
02/2023	$66,000		Section 4(a)(2)
04/2023	$450,026		Section 4(a)(2)
05/2023	$300,000		Other
02/2024	$1,235,000		4(a)(6)
11/2024	$1,300,000		Section 4(a)(2)
12/2024	$2,609,750	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Virginia FoodShed Capital	09/02/2020	$10,000	$0	1.5%	09/02/2022	
Maria Painter	12/06/2021	$5,993	$3,493	3.72%	12/06/2024	Yes
First Citizens Community Bank	01/28/2023	$1,000,000	$994,676	9.75%	01/28/2027	Yes
Painterland Farms	02/15/2023	$66,000	$66,000	3.72%	02/15/2026	Yes
Lynda Painter	04/17/2023	$450,026	$450,026	3.72%	04/17/2026	Yes
First Citizens Community Bank	05/07/2023	$300,000	$300,000	7.0%		Yes
Wayflyer	11/13/2024	$1,300,000	$1,195,630	18.0%	11/13/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interests	200,000	200,000	Yes

Warrants:	0
Options:	22,000

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity

as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our business expansion goals are focused on selling to large regional and national outlets.
A risk when selling into larger retail chains is the potential for high costs associated with doing business with them. These costs may include slotting fees, which are fees charged by the retailer for a product to be placed on their shelves, as well as deductions for damaged products or unsold inventory. These costs can significantly impact profitability and cash flow, making it important for businesses to carefully evaluate the financial implications of selling to larger retail chains.

The Company was formed as a public benefit company; as a result, our goal is not entirely to maximize profit or the value of the Company.
As a public benefit company, the Company has a primary goal of providing employment opportunities in an economically depressed geographic region, as well as, connecting consumers with the direct source of their food by utilizing regenerative agriculture practices to create nutritious, sustainable products for consumers nationwide. In addition, the Company's goal is to be profitable in order to grow and increase our value. As a result, the Managers may make decisions to advance its stated goals, but which do not maximize, or are even inconsistent with, making a profit or increasing the value of the Company for Investors.

There is no market for the Company's securities, and Investors will likely be unable to sell or transfer Company's securities and should be prepared to bear the risk of this investment and lack of liquidity of the Company's securities for an indefinite period.
There is not and will not be a public market for the Company's securities. In addition, the Operating Agreement requires compliance with a right of first refusal process before Company's securities may be sold. The Company's securities may not be resold except in compliance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. As a result, it may be difficult to dispose of the Company's securities at all or at an acceptable price, and an Investor should be prepared to bear the risk of this investment for an indefinite period of time.

Our indebtedness could adversely affect our business. The Company has debt in the form of a $1.3 million line of credit from Wayflyer Inc. which is currently partially drawn. In addition, the Company has borrowed approximately $524,604 from related parties, whose loans accrue the AFR lowest interest rate on long term loans; which as of May 2023 was currently 3.72% and are due and payable on demand. The Company's indebtedness may: • make it difficult for the Company to satisfy its obligations, including paying operating costs; • limit its ability to obtain additional financing to operate the Company's business; • require it to dedicate a substantial portion of its cash flow to service debt, reducing its ability to use cash flow to fund working capital, capital expenditures and other general corporate requirements; • limit its flexibility to plan for, and react to, changes in the Company's business and the industry in which it operates;

• place it at a competitive disadvantage relative to some of our competitors that have less debt; • make it more vulnerable to increases in interest rates, resulting in higher interest costs in respect of floating rate debt; and • increase its vulnerability to general adverse economic and industry conditions, including changes in interest rates, increase raw material prices or a downturn in the Company's business or the economy.

Disruptions in the economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors and retailer customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Organic certification can be difficult and expensive to maintain. We cannot assure you that we (or our suppliers of raw materials) can maintain that certification.

In order for the Company to label its products "organic," it must be able to demonstrate that all of the feed, farm operations, fluid milk, eggs and other ingredients, as well as the processing steps involved in the production of the finished goods, meet required standards. The U.S. Department of Agriculture (USDA) has adopted national organic regulations as required by the Organic Food Production Act of 1990 (7 U.S.C. 6501 et al.) that set forth the minimum standards that must be met in order to label products "certified organic" using the USDA "Organic" label. A third-party certifier is used to confirm that all of the Company's products and steps in the supply chain are in compliance with these regulations. The Company can make no assurance that organic regulations will not be modified in the future or that such changes would result in additional compliance costs to the Company and its suppliers. The Company can make no assurance that one or more of its suppliers of organic raw materials will fail to continue to meet the required standards. In addition, the budget of the USDA's National Organic Program is limited, and its ability to enforce the standards is limited and may lead to a loss of confidence in the USDA's organic label. Such events could have an adverse financial effect on the Company's financial results.

Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products.

We rely on a limited number of vendors to supply us with raw materials including, most importantly, organic milk. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or pricing of raw materials. If any of our suppliers were to breach their obligations under applicable supply agreements, our supply of raw materials would be in jeopardy. In addition, suppliers of raw materials with whom we do not have a supply agreement could discontinue or seek to alter their relationship with us. Events that adversely affect our suppliers of raw materials could impair our ability to obtain raw material adversely affect our suppliers of raw materials could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers' businesses, finances, livestock, labor relations, costs, production, insurance and reputation, as well as natural disasters, fires or other catastrophic occurrences.

We currently use three cooperative suppliers with access to hundreds of family dairy farms for the organic milk used in our products. Any interruption in the supply of organic milk from our suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner or at all.

We currently have ten suppliers for non-milk components used in our production. Any interruption in the supply of non-milk components from our suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner or at all.

All of our ingredients must be certified USDA Organic. The supply of USDA Organic ingredients is not unlimited. Any problems with the USDA Organic supply chain for our ingredients would have a material adverse effect on our business.

If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our quality standards. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Organic milk producers must feed their animals an organic diet and use organic processes certified through a USDA-accredited organic certifying agency in order to maintain organic certification of the milk produced. A significant decrease in the supply of organic feed, or a significant increase in demand for such feed, could challenge the ability of the Company's suppliers to maintain organic certification, which could also potentially impact the Company's ability to supply products to its customers. In addition, producers of organic milk could be subject to significant or rapid increases in the prices they pay for organic foods for their animals if the availability of the supply of organic feed is disrupted, in which case the cost to obtain organic milk will likely rise. If the Company is subject to significant or rapid increases in the prices it must pay to obtain organic milk or other organic raw materials for any reason, the financial stability of its organic operations could be compromised. In certain scenarios, the Company could be forced to cease or reduce production of organic products, negatively impacting the Company's ability to supply products to its customers.

Failure by our transportation providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party transportation providers for all of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, which in turn would adversely affect our operating results.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

We believe our consumers rely on us to provide them with high-quality products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors or the dairy industry generally), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products. For example, although we strive to keep our products free of pathogenic organisms, they may not be easily detected, and cross-contamination can occur. We have no control over our products once purchased by consumers. Accordingly, consumers may store our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

The growing use of social and digital media by us, our consumers and third parties increases the speed and extent to which information or misinformation and opinions can be shared. Negative publicity about us, the Family Farm, our brand or our products on social or digital media could seriously damage our brand and reputation. If we do not maintain the favorable perception of our brand, our sales and profits could be negatively impacted.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of, and public awareness regarding, food safety. We are subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; the possible unavailability and expense of product liability insurance; and the potential cost; regulatory actions related to labeling and marketing and disruption of a product recall. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our co-manufacturer or raw material suppliers, could result in the discontinuance of sales of these products or our relationships with such co-packers and suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce (and could exhaust or exceed) our capital resources.

The Occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

We use a limited number of distributors for the substantial majority of our sales, and if we experience the loss of one or more distributors and cannot replace them in a timely manner, our results of operations may be adversely affected. As of December 31, 2024, the Company has a customer concentration among three customers. One of those customers accounts for approximately 33% of revenue, and the other approximately 25% of the Company's revenue, for a total concentration of revenue of 58% among those three customers.

Upon dissolution of the Company, you may not recoup all or any portion of your investment. In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the assets of the Company will first be used to satisfy the Company's secured creditors. If any assets remain, those assets will then be used to satisfy the Company's unsecured creditors (which include holders of the SAFEs). If any assets remain after the payment of all of our debts and liabilities, those remaining assets will then be distributed to all Members, pro rata in proportion to their holdings of units of membership interest in the company, subject to any contractually provided preference to one or more classes of units of membership interest. There can be no assurance that we will have available assets to pay off our creditors, or that there will be any proceeds remaining for distribution to the holders of units of membership interest in the Company upon such a liquidation, dissolution or winding-up of the Company. In this event, you could lose some or all of your investment.

We may not be able to compete successfully in our highly competitive market. We operate in a highly competitive market. Numerous brands and products compete for limited retailer shelf space. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims. We compete with other food brands that develop and sell yogurt and similar products including, but not limited to, Norr, Siggis, Icelandic Provisions, Thor, Green Valley and Chobani. These competitors may be more innovative, have more resources and better brand recognition, have access to more shelf space with retail outlets and be able to bring new

recognition, have access to more shelf space with retail outlets and be able to bring new products to market faster. We compete with these competitors for retailer shelf space and consumers. Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies may acquire our competitors or launch their own competing products, and they may be able to use their resources and scale to more easily respond than we can to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products, and we may be unable to retain the placement of our products on store shelves to effectively compete. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability. See “Business—Competition.”

Loss of our co-manufacturer relationship, or our failure to timely identify and establish relationships with a new co-manufacturer, could harm our business and impede our growth. All of our revenue is derived from products manufactured at manufacturing facilities owned and operated by our co-manufacturer. Despite a binding agreement to the contrary, our co-manufacturer could seek to alter or terminate its relationship with us or otherwise breach such agreement, leaving us with periods during which we have limited or no ability to manufacture our products. If we need to replace our co-manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all. An interruption in, or the loss of operations at, our co-manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, could delay, postpone or reduce production of some of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

The consolidation of our customers could adversely affect our business.
Our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products. If we fail to respond to these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our financial results.

The Company is committed, both based upon the Company’s goals, and by our marketing pitch for our products, to purchasing our organic milk from small Pennsylvania farms and, in particular, from the Family Farm, which could result in the Company paying higher prices to obtain organic milk for its products than we would otherwise pay if it was willing to seek organic milk from other sources of supply. Part of the reason the Members started the Company was to ensure an outlet for the milk produced by Pennsylvania family dairy farms,

but in particular, by the Family Farm, which is in its third generation of ownership. While the Company may be able to obtain organic milk products from various sources outside of Pennsylvania and outside of the Family Farm at lower prices, the Members fully intend to use every effort to purchase as much of the Company's organic milk requirements as it can from Pennsylvania sources and, in particular, from the Family Farm. The Company will be seeking to enter into an agreement with the Family Farm to secure the supply of milk by the Family Farm to the Company. As a result, you should only invest in the Company's securities if you are comfortable that the Members are biased to use the Company to help Pennsylvania dairy farms and the Family Farm by purchasing their dairy products.

Given the Members' interest in using the Company's business to sustain the demand for the Family Farm's milk products and to help other Pennsylvania dairy farmers, the Members do not foresee that they will be interested in selling the Company unless the vision of the potential buyer is aligned. The Members' long-term plan for the Company does not include selling the Company unless the vision of the potential buyer is aligned with sourcing milk from the Family Farm and like minded organic farms in their area along with providing a nutritious, organic, real dairy product nationwide.

Changes in consumer preferences could adversely affect our business.
The food industry, in general, is subject to changing consumer trends, demands and preferences. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their

securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors

such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Painterland Sisters LLC

Pennsylvania Limited Liability Company
Organized August 2020
15 employees
59 N Broad St, Unit D
Lititz PA 17543 https://painterlandsisters.com/

Business Description

Refer to the Painterland Sisters profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Painterland Sisters is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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